UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 6, 2017
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months ended September 30, 2017:
•	Operating and Financial Review and Prospects;
•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and nine months ended September 30, 2017; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months and nine months ended September 30, 2017 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2017 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•	Critical Accounting Policies using Significant Estimates.
•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended September 30, 2017 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2017.

•	Other Developments in the third quarter of 2017.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and nine months ended September 30, 2017, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.
Critical Accounting Policies Using Significant Estimates
There were no material changes in the first nine months of 2017 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2017 ended on April 1, 2017, the second quarter ended on July 1, the third quarter ended on September 30 and the fourth quarter will end on December 31, 2017. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2016 and 2017.
	Q1	Q2	Q3	Q4
	Days
2016	93	91	91	91
2017	91	91	91	92

Business Overview
Our results of operations for each period were as follows:
	Three Months Ended			% Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions, except per share amounts)
Net revenues	$2,136	$1,923	$1,797	11.1%	18.9%
Gross profit	845	736	643	14.7	31.4
Gross margin as percentage of net revenues	39.5%	38.3%	35.8%	+120bps	+370bps
Operating income (loss)	278	178	90	-	-
Net income (loss) attributable to parent company	236	151	71	-	-
Earnings per share (Diluted)	$0.26	$0.17	$0.08	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).
Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the third quarter of 2017, on a sequential basis, by approximately 10% for the TAM and 7% for the SAM, to reach approximately $108 billion and $46 billion, respectively. On a year-over-year basis, the TAM increased by approximately 22% while the SAM increased by approximately 12%.
Third quarter 2017 revenues amounted to $2,136 million, increasing sequentially by 11.1%, a better than seasonal performance and 210 basis points higher than the mid-point of our released guidance. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues were up 14.6%, led by general purpose microcontrollers which again posted record quarterly sales. Analog and MEMS Group (AMG) and Automotive and Discrete Group (ADG) also grew on a sequential basis, up 4.2% and 2.6%, respectively. Imaging Product Division revenues, reported in Others, registered a triple-digit sequential revenue growth reflecting the initial ramp in wireless applications of our new program, including our Time-of-Flight and new specialized imaging technologies.

On a year-over-year basis, third quarter net revenues increased by 18.9% on double-digit growth across all product groups and strong traction with new products. Analog and MEMS Group (AMG) third quarter revenues grew 24.8% year-over-year due to a sharp recovery in Analog and strong growth in MEMS. Microcontrollers and Digital ICs Group (MDG) revenues increased 19.4% on very strong growth for general purpose microcontrollers, in part offset by lower sales of businesses undergoing phase-out. Automotive and Discrete Group (ADG) third quarter revenues increased 10.0% compared to the year-ago quarter on strong results for both Automotive and Power Discrete. Imaging Product Division third quarter revenues increased very significantly year-over-year reflecting the initial ramp in wireless applications of our new program, including our Time-of-Flight and new specialized imaging technologies.
Our revenue performance was above our served market (SAM) both on a sequential and on a year-over-year basis.
Our effective average exchange rate for the third quarter of 2017 was $1.13 for €1.00 compared to $1.09 for €1.00 in the second quarter of 2017 and $1.12 for €1.00 in the third quarter of 2016. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our third quarter 2017 gross profit was $845 million and gross margin was at 39.5%, 50 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 120 basis points, mainly due to improved manufacturing efficiency and better product mix, partially offset by normal price pressure and negative currency effects, net of hedging. Gross margin improved substantially on a year-over-year basis, increasing 370 basis points due to improved manufacturing efficiency and better product mix as well as improved fab loading, partially offset by normal price pressure.
Our aggregated selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $558 million, decreasing compared to $567 million in the prior quarter but increasing compared to  $542 million in the year-ago quarter. On a sequential basis, operating expenses were positively impacted by favorable seasonality (higher vacation days), partially offset by unfavorable currency effects, net of hedging, and annual salary dynamics. On a year-over-year basis, operating expenses increased mainly due to the salary and labor incentives, partially offset by positive impacts of the set-top box restructuring plan and lower technology R&D.
Other income and expenses, net, amounted to $5 million, decreasing from $15 million in the previous quarter and from $18 million in the year-ago quarter, mainly due to anticipated lower R&D funding and start-up cost related to the initial ramp-up of assembling and testing activities of our new program in Imaging.
Impairment, restructuring charges and other related closure costs in the third quarter of 2017 were $14 million, compared to $6 million and $29 million in the prior and year-ago quarter, respectively, and were mainly related to the set-top box restructuring plan announced in January 2016 and to the restructuring plan in our Back-End manufacturing plant in Bouskoura, Morocco. We continued to make progress on our restructuring of the set-top box business. Exiting the third quarter of 2017, the restructuring plan had achieved a run-rate of about $138 million of the total $170 million of targeted annualized savings expected upon completion.
In the third quarter of 2017, our operating income was $278 million, improving from an income of $178 million in the second quarter of 2017 and from an income of $90 million in the year-ago quarter. Excluding restructuring and impairment charges, the third quarter of 2017 operating income was $292 million, equivalent to 13.7% of net revenues, compared to $184 million, equivalent to 9.6% of net revenues in the prior quarter and to $119 million, equivalent to 6.6% of net revenues in the year-ago period. Sequentially, the improvement of our operating result before impairment and restructuring charges was mainly driven by a higher level of revenues and improved gross margin. On a year-over-year basis, operating income before impairment and restructuring charges improved by $173 million reflecting higher revenues, manufacturing efficiencies, improved product mix, and better fab loading resulting in about $10 million reduction of the unloading charges.
Our net cash from operating activities was $463 million and net cash used in investing activities, excluding the payment for purchase of marketable securities of $99 million, was $383 million, allowing us to generate a positive free cash flow (non U.S GAAP measure) of $80 million for the third quarter of 2017.

In the period, our net cash variation was positive $534 million, including the payment for purchase of marketable securities of $99 million and the net cash from financial activities, mainly composed of the $1.5 billion net proceeds from the issuance of senior unsecured convertible bonds, the early repayment of issued debt (Tranche A due 2019) for $600 million, the repurchase of 18.6 million of shares of ST common stock for $297 million and the $59 million of cash dividends paid to stockholders.
We see clear opportunities in front of us to continue to drive revenue growth, margin expansion and shareholder value and we are determined to capture this additional potential. Our targeted efforts in technology and products, focusing on high-growth markets, are enabling all of our product groups to strengthen their competitive position with major accounts as well as with the distribution channel. Looking at the fourth quarter, we continue to see solid demand across product groups and geographies. Based upon strong booking activity and the expected acceleration of growth of our new program serving wireless applications, we anticipate fourth quarter revenues to increase sequentially by about 10.0%, plus or minus 3.5 percentage points and the gross margin to improve to about 39.9%, plus or minus 2.0 percentage points. Looking at the year in total, based upon our nine months results and fourth quarter mid-point revenue guidance, we now expect that 2017 net revenues should grow year-over-year by about 18.0% accompanied by a substantial improvement in operating profitability and net income.
This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2017 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2017.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments in the Third Quarter of 2017
On August 7, we announced the completion of the repurchase of 18.6 million shares of our common stock for a total of $297 million under the share buy-back program announced on June 22, 2017. The repurchased shares will be held as treasury shares and used to meet our obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet our obligations arising from share award programs.

On August 23, we published our IFRS 2017 Semi Annual Accounts for the six-month period ended July 1, 2017 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.
On September 7, the Euronext Scientific Board on Indices announced its decision to include STMicroelectronics in the CAC 40 index, the primary index of the Paris stock exchange, where the Company is listed. This decision took effect after the closing of the Paris Stock Exchange on September 15, 2017.
On October 11, we announced that, in accordance with the terms and conditions (the “Conditions”) of our $400 million 1.00 per cent convertible bonds due 2021 (ISIN: XS1083957024, the “Bonds”), we have exercised our option under Condition 7(b) of the Bonds to redeem all outstanding Bonds on November 10, 2017 (the Optional Redemption Date referred to in the Conditions) at their principal amount, together with accrued but unpaid interest up to, but excluding, that date.
Results of Operations
Segment Information
We operate in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:
•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.

•
Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as set-top box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to the segments.
In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.
For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.
Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Third Quarter 2017 vs. Second Quarter 2017 and Third Quarter 2016
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:
	Three Months Ended
	September 30, 2017		July 1, 2017		October 1, 2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,123	99.4%	$1,911	99.4%	$1,794	99.8%
Other revenues	13	0.6	12	0.6	3	0.2
Net revenues	2,136	100.0	1,923	100.0	1,797	100.0
Cost of sales	(1,291)	(60.5)	(1,187)	(61.7)	(1,154)	(64.2)
Gross profit	845	39.5	736	38.3	643	35.8
Selling, general and administrative	(244)	(11.4)	(240)	(12.5)	(224)	(12.5)
Research and development	(314)	(14.7)	(327)	(17.0)	(318)	(17.7)
Other income and expenses, net	5	0.2	15	0.8	18	1.0
Impairment, restructuring charges and other related closure costs	(14)	(0.6)	(6)	(0.3)	(29)	(1.6)
Operating income (loss)	278	13.0	178	9.3	90	5.0
Interest expense, net	(7)	(0.4)	(4)	(0.3)	(5)	(0.3)
Income (loss) on equity-method investments	-	-	(2)	(0.1)	(1)	(0.0)
Loss on financial instruments, net	(5)	(0.2)	-	-	-	-
Income (loss) before income taxes and noncontrolling interest	266	12.4	172	8.9	84	4.7
Income tax benefit (expense)	(28)	(1.3)	(19)	(0.9)	(12)	(0.7)
Net income (loss)	238	11.1	153	8.0	72	4.0
Net loss (income) attributable to noncontrolling interest	(2)	(0.1)	(2)	(0.2)	(1)	(0.1)
Net income (loss) attributable to parent company	$236	11.0%	$151	7.8%	$71	3.9%

Net revenues
	Three Months Ended			% Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions)
Net sales	$2,123	$1,911	$1,794	11.1%	18.3%
Other revenues	13	12	3	7.8	292.0
Net revenues	$2,136	$1,923	$1,797	11.1%	18.9%

Our third quarter 2017 net revenues increased sequentially by 11.1%, 210 basis points above the mid-point of our guidance. The sequential increase resulted from higher volumes of approximately 8% and an increase of approximately 3% in average selling prices, entirely due to the product mix.
On a year-over-year basis, our net revenues increased by 18.9% as a result of an approximate 17% increase in volumes and an approximate 2% increase in average selling prices, entirely due to the product mix, partially offset by price pressure. Excluding the impact of certain businesses undergoing a phase-out (mobile legacy products and set-top box), our revenues increased by 20.7%.

Net revenues by product group
	Three Months Ended			% Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$775	$755	$704	2.6%	10.0%
Analog and MEMS Group (AMG)	502	482	403	4.2	24.8
Microcontrollers and Digital ICs Group (MDG)	701	612	587	14.6	19.4
Others	158	74	103	-	-
Total consolidated net revenues	$2,136	$1,923	$1,797	11.1%	18.9%

Sequentially, all product groups experienced a revenue increase. ADG revenues increased 2.6%, with volumes increasing by around 7% partially offset by an approximate 4% decrease in average selling prices, entirely due to product mix. ADG’s revenue increase is supported by both Automotive and Power Discrete products. AMG revenues increased 4.2%, driven by Analog, with higher volumes of about 3% and higher average selling prices of about 1%, positively impacted, together with the product mix, by sale of license. MDG revenues increased 14.6% with higher volumes of approximately 10% and improved average selling prices of about 5%, due to a better product mix. MDG’s performance was supported by general purpose microcontrollers which posted record quarterly sales, and to a lesser extent by Digital.
On a year-over-year basis, revenues increased by 18.9% on double-digit growth across all product groups and strong traction with new products. ADG revenues were higher by 10.0%, supported by both Power Discrete and Automotive. In ADG, on a year-over-year basis, volume increased by approximately 18%, partially offset by a decline in average selling prices of about 8%, driven by the product mix and normal price erosion. AMG revenues increased 24.8%, on a sharp recovery in Analog and strong growth in MEMS. AMG experienced higher volumes of about 11% and an increase in average selling prices of about 14%, driven by richer product mix and sale of license. MDG revenues increased 19.4% on double-digit growth for general purpose microcontrollers, offset in part by lower sales of businesses undergoing phase-out. MDG experienced an increase of approximately 18% in volumes and an increase in average selling prices of about 1%, explained by a better product mix.
“Others”, mainly including revenues of our Imaging Product Division and of Subsystem products, increased revenues by $84 million sequentially and by $55 million on a year-over-year basis, reflecting the initial ramp in wireless applications of our new program, including our Time-of-Flight and new specialized imaging technologies.

Net Revenues by Market Channel (1)
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016

OEM	66%	66%	67%
Distribution	34	34	33
Total	100%	100%	100%

____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our third quarter revenues in Distribution amounted to 34% of our total revenues, stable sequentially and increasing from 33% in the prior-year quarter.

Net Revenues by Location of Shipment (1)
	Three Months Ended			% Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions)
EMEA	$573	$522	$459	10.0%	24.9%
Americas	287	250	269	14.5	6.4
Asia Pacific	1,276	1,151	1,069	10.8	19.4
Total	$2,136	$1,923	$1,797	11.1%	18.9%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, all regions experienced revenues increases. Asia Pacific grew 10.8%, MDG and Imaging being the main contributors to the increase, while the Americas and EMEA increased revenues by 14.5% and 10.0%, respectively, mainly supported by MDG. On a year-over-year basis, EMEA and Asia Pacific increased revenues by 24.9% and 19.4%, respectively, with all product groups contributing to the increase, while the Americas grew by 6.4%, ADG being the main contributor.
Gross profit
	Three Months Ended			Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions)
Cost of sales	$(1,291)	$(1,187)	$(1,154)	(8.8)%	(11.9)%
Gross profit	$845	$736	$643	14.7%	31.4%
Gross margin (as percentage of net revenues)	39.5%	38.3%	35.8%	+120bps	+370bps

In the third quarter of 2017, gross margin was 39.5%, 50 basis points above the mid-point of our guidance. Sequentially, gross margin increased by 120 basis points, positively impacted by manufacturing efficiencies and favorable product mix, partially offset by price erosion and unfavorable currency effects, net of hedging. In the quarter, unused capacity charges were substantially negligible, amounting to $1 million.
On a year-over-year basis, gross margin improved by 370 basis points, benefiting from manufacturing efficiencies, favorable product mix and lower unused capacity charges, partially offset by price erosion. Unused capacity charges amounted to $11 million in the year-ago quarter.
Operating expenses
	Three Months Ended			Variation
	September 30, 2017	July 1, 2017	October 1, 2016	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(244)	$(240)	$(224)	(1.6)%	(8.9)%
Research and development expenses	(314)	(327)	(318)	4.3	1.4
Total operating expenses	$(558)	$(567)	$(542)	1.8%	(2.9)%
As percentage of net revenues	(26.1)%	(29.5)%	(30.2)%	+340bps	+410bps

Third quarter 2017 operating expenses decreased sequentially due to favorable seasonality (higher vacation days), partially offset by unfavorable currency effects, net of hedging and annual salary dynamics. On a year-over-year basis, operating expenses increased due to the salary and labor incentives, partially offset by positive impacts of the set-top box restructuring plan and lower technology R&D.
As a percentage of revenues, our operating expenses amounted to 26.1%, decreasing sequentially and on a year-over-year basis, mainly due to higher revenues.

R&D expenses were net of research tax credits in France and Italy, which amounted to $30 million in the third quarter of 2017, compared to $30 million and $26 million in the prior and year-ago quarter, respectively.
Other income and expenses, net
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Research and development funding	$13	$16	$19
Phase-out and start-up costs	(7)	-	-
Exchange gain (loss), net	1	1	-
Patent costs	(3)	(3)	(2)
Gain on sale of businesses and non-current assets	1	1	-
Other, net	-	-	1
Other income and expenses, net	$5	$15	$18
As percentage of net revenues	0.2%	0.8%	1.0%

In the third quarter of 2017, we recognized other income, net of $5 million, decreasing sequentially and on a year-over-year basis, due to higher start-up costs, related to the initial ramp-up of assembling and testing activities of our new program in Imaging, and lower income from R&D funding. As a portion of the Nano2017 R&D funding, for the current year 2017, is subject to a contingent royalties clause, an accrual against R&D income was posted in recognition of the contingent feature.
Impairment, restructuring charges and other related closure costs
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Impairment, restructuring charges and other related closure costs	$(14)	$(6)	$(29)

In the third quarter of 2017, we recorded $14 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $8 million of restructuring charges related to the set-top box plan; and (ii) $6 million of restructuring charges related to the restructuring plan in our Back-End manufacturing plant in Bouskoura, Morocco.
In the second quarter of 2017, we recorded $6 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $3 million of restructuring charges related to the set-top box plan, net of $2 million of unused provisions taken in previous periods; and (ii) $3 million of restructuring charges related to the restructuring plan in our Back-End manufacturing plant in Bouskoura, Morocco.
In the third quarter of 2016, we recorded $29 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $26 million of restructuring charges related to the set-top box restructuring plan; and (ii) $3 million of impairment charges of certain long-lived assets.
Operating income (loss)
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Operating income (loss)	$278	$178	$90
In percentage of net revenues	13.0%	9.3%	5.0%

Third quarter of 2017 operating income was $278 million, compared to an operating income of $178 million and $90 million in the prior and year-ago quarter, respectively. Sequentially, the improvement in our operating results was mainly due to higher revenues and higher gross margin. Compared to the year-ago period, the increase of our operating results was mainly due to higher revenues, better gross margin and lower impairment and restructuring charges, partially offset by higher operating expenses and lower other income.

Operating income (loss) by product group
	Three Months Ended
	September 30, 2017		July 1, 2017		October 1, 2016
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$85	10.9%	$65	8.6%	$58	8.2%
Analog and MEMS Group (AMG)	91	18.1	70	14.5	23	5.8
Microcontrollers and Digital ICs Group (MDG)	125	17.9	71	11.6	44	7.5
Total operating income of product segments	301	15.2	206	11.1	125	7.4
Others(1)	(23)	-	(28)	-	(35)	-
Total operating income (loss)	$278	13.0%	$178	9.3%	$90	5.0%
____________

(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to the segments.

In the third quarter of 2017, ADG’s operating income improved sequentially from $65 million in the second quarter of 2017 to $85 million from a combination of the increased level of revenues and an improved level of operating margin. Both Automotive and Power Discrete contributed to the increase. AMG posted an operating profit of $91 million, increasing by $21 million compared to the prior quarter, benefiting from an improved product mix, as well as leveraging on higher revenues and improved manufacturing performance. Analog was the main contributor to the improvement. MDG’s operating income was $125 million, improving by $54 million sequentially, driven by a strong improvement in our Microcontroller’s operating performance and turnaround of Digital IC subgroup to positive operating income before restructuring charges.
Compared to a year ago, all groups improved their operating results. ADG’s operating profit improved by $27 million, driven by both Automotive and Power Discrete. AMG’s operating income significantly improved to $91 million compared to $23 million in the prior-year quarter, with both Analog and MEMS contributing to the improvement. MDG’s operating income increased by $81 million due to improved results in Microcontrollers and to improvements in Digital mainly as a result of the restructuring of our set-top box business.
Reconciliation to consolidated operating income (loss)
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Total operating income of segments	$301	$206	$125
Impairment, restructuring charges and other related closure costs	(14)	(6)	(29)
Unallocated manufacturing results	1	2	(9)
Operating results of other businesses(1)	(5)	(17)	16
Strategic and other research and development programs and other non-allocated provisions(2)	(5)	(7)	(13)
Total operating loss Others	(23)	(28)	(35)
Total consolidated operating income (loss)	$278	$178	$90
____________
(1)	Includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products.
(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.
Interest expense, net
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Interest expense, net	$(7)	$(4)	$(5)

In the third quarter of 2017, we recorded a net interest expense of $7 million, increasing sequentially and on a year-over-year basis, composed of interest expense on our borrowings and banking fees for $17 million, partially balanced by $10 million of interest income. Interest expense recorded in the third quarter of 2017 included a $13 million charge on the senior unsecured convertible bonds, mainly non-cash, of which $4 million was related to the senior unsecured convertible bonds issued on July 3, 2014 and $9 million was related to the senior unsecured convertible bonds issued on July 3, 2017.
Income (loss) on equity-method investments
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Income (loss) on equity-method investments	-	$(2)	$(1)

In the prior and year-ago quarter, we recorded a loss on our equity investment in Incard do Brazil (IdB) of $2 million and $1 million, respectively.

Loss on financial instruments, net
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Loss on financial instruments, net	$(5)	-	-

During the third quarter of 2017, we recorded a $5 million loss associated with the impact of shorter life in respect to the fair market valuation of the liability component and to the unamortized portion of issuance cost of Tranche A of the senior unsecured convertible bonds issued on July 3, 2014.

Income tax benefit (expense)
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Income tax benefit (expense)	$(28)	$(19)	$(12)

During the third quarter of 2017, we registered an income tax expense of $28 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first nine months of 2017 consolidated result before taxes. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the third quarter of 2016, we registered an income tax expense of $12 million.

Net income (loss) attributable to parent company
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions)
Net income (loss) attributable to parent company	$236	$151	$71
As percentage of net revenues	11.0%	7.8%	3.9%

For the third quarter of 2017, we reported a net income attributable to parent company of $236 million, compared to $151 million in the prior quarter and $71 million in the year-ago quarter. The third quarter 2017 net income represented diluted earnings per share of $0.26 compared to $0.17 in the prior quarter and $0.08 in the prior-year quarter.

We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because it measures our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.
Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:
	Three Months Ended
	September 30, 2017	July 1, 2017	October 1, 2016
	(In millions, except U.S. dollars per share and shares outstanding)
Net income (loss) attributable to parent company	$236	$151	$71
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	13	5	25
Adjusted net income attributable to parent company	$249	$156	$96
Weighted average shares outstanding	901,027,570	911,113,735	886,733,249
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.28	$0.17	$0.11

First Nine Months of 2017 vs. First Nine Months of 2016
The following table sets forth consolidated statements of operations data for the periods indicated:
	Nine Months Ended		Nine Months Ended
	September 30, 2017		October 1, 2016
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,851	99.5%	$5,097	99.7%
Other revenues	29	0.5	16	0.3
Net revenues	5,880	100.0	5,113	100.0
Cost of sales	(3,614)	(61.5)	(3,355)	(65.6)
Gross profit	2,266	38.5	1,758	34.4
Selling, general and administrative	(718)	(12.2)	(681)	(13.3)
Research and development	(975)	(16.6)	(996)	(19.5)
Other income and expenses, net	37	0.6	73	1.4
Impairment, restructuring charges and other related closure costs	(25)	(0.4)	(69)	(1.3)
Operating income (loss)	585	9.9	85	1.7
Interest expense, net	(16)	(0.2)	(15)	(0.3)
Income (loss) on equity-method investments	(2)	-	8	0.1
Loss on financial instruments, net	(5)	(0.1)	-	-
Income (loss) before income taxes and noncontrolling interest	562	9.6	78	1.5
Income tax benefit (expense)	(63)	(1.1)	(21)	(0.4)
Net income	499	8.5	57	1.1
Net loss (income) attributable to noncontrolling interest	(5)	(0.1)	(4)	(0.1)
Net income (loss) attributable to parent company	$494	8.4%	$53	1.0%

Net revenues
	Nine Months Ended
	September 30, 2017	October 1, 2016	% Variation
	(In millions)
Net sales	$5,851	$5,097	14.8%
Other revenues	29	16	80.7
Net revenues	$5,880	$5,113	15.0%

Our first nine months 2017 net revenues increased by 15.0% compared to the year-ago period as a result of an approximate 25% increase in volume, partially offset by an approximate 10% decrease in average selling prices, which was due to a less favorable product mix but also to price pressure. Excluding businesses undergoing a phase-out (mobile legacy products and set-top box), our revenues increased by 16.4%.
Net revenues by product group
	Nine Months Ended
	September 30, 2017	October 1, 2016	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$2,238	$2,096	6.8%
Analog and MEMS Group (AMG)	1,427	1,148	24.3
Microcontrollers and Digital ICs Group (MDG)	1,905	1,676	13.7
Others	310	193	-
Total consolidated net revenues	$5,880	$5,113	15.0%

By product group, ADG revenues increased 6.8%, supported by a solid growth in Power Discrete and to a lesser extent by Automotive. As a result, volumes increased by about 31%, partially offset by the evolution of the product mix and normal price erosion.

AMG revenues were up 24.3%, on strong growth in both Analog and MEMS, mainly supported by higher volumes of approximately 18% and to a lesser extent, to higher average selling prices of about 6%, due to product mix improvements. MDG revenues increased 13.7% compared to the prior period on strong growth in general purpose microcontrollers, partially offset by lower revenues for products undergoing phase-out. MDG experienced an increase of about 18% in volumes partially offset by a decrease in average selling prices of about 4%. Imaging Product Division revenues increased significantly in the first nine months of 2017 compared to the prior period reflecting the initial ramp in wireless applications of our new program, including our Time-of-Flight and new specialized imaging technologies.
Net Revenues by Market Channel (1)
	Nine Months Ended
	September 30, 2017	October 1, 2016
OEM	66%	67%
Distribution	34	33
Total	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, Distribution reached 34% share of total revenues in the first nine months of 2017, compared to approximately 33% in the first nine months of 2016.
Net Revenues by Location of Shipment (1)
	Nine Months Ended
	September 30, 2017	October 1, 2016	% Variation
		(In millions)
EMEA	$1,596	$1,408	13.3%
Americas	797	785	1.5
Asia Pacific	3,487	2,920	19.4
Total	$5,880	$5,113	15.0%
____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, Asia Pacific and EMEA registered an increase in revenues of 19.4% and 13.3%, respectively, with all product groups contributing to the increase, while revenues in Americas increased by 1.5%.
Gross profit
	Nine Months Ended
	September 30, 2017	October 1, 2016	% Variation
	(In millions)
Cost of sales	$(3,614)	$(3,355)	(7.7)%
Gross profit	2,266	1,758	28.9
Gross margin (as percentage of net revenues)	38.5%	34.4%	+410 bps

Gross margin was 38.5% for the first nine months of 2017, increasing by 410 basis points compared to the year-ago period mainly due to improved manufacturing efficiencies, a more favorable product mix and a lower level of unused capacity charges, partially offset by decreasing selling prices. Unused capacity charges amounted to $2 million in the first nine months of 2017 compared to $29 million in the year-ago period.

Operating expenses
	Nine Months Ended
	September 30, 2017	October 1, 2016	% Variation
	(In millions)
Selling, general and administrative expenses	$(718)	$(681)	(5.4)%
Research and development expenses	(975)	(996)	2.1
Total operating expenses	$(1,693)	$(1,677)	(0.9)%
As percentage of net revenues	(28.8)%	(32.8)%	+400 bps

Our operating expenses increased by about 1%, mainly due to salary and labor incentives, partially offset by the benefit of our restructuring plans and favorable currency effects, net of hedging.
Total R&D expenses were net of research tax credits in France and Italy, which amounted to $83 million in the first nine months of 2017 and $79 million in the year-ago period.
Other income and expenses, net
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Research and development funding	$45	$70
Phase-out and start-up costs	(7)	(3)
Exchange gain (loss), net	3	4
Patent costs	(6)	(3)
Gain on sale of businesses and non-current assets	3	1
Other, net	(1)	4
Other income and expenses, net	$37	$73
As percentage of net revenues	0.6%	1.4%

In the first nine months of 2017, we recognized other income, net, of $37 million, decreasing compared to $73 million in the first nine months of 2016. The decrease is mainly due lower income from R&D funding. As a portion of the Nano2017 R&D funding, for the current year 2017, is subject to a contingent royalties clause, an accrual against R&D income was posted in recognition of the contingent feature.
Impairment, restructuring charges and other related closure costs
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Impairment, restructuring charges and other related closure costs	$(25)	$(69)

In the first nine months of 2017, we recorded $25 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $19 million of net restructuring charges related to the set-top box plan; (ii) $11 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; and (iii) $5 million reversal on provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.
In the first nine months of 2016, we recorded $69 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $60 million of restructuring charges related to the set-top box restructuring plan; (ii) $8 million of impairment charges of certain long-lived assets; and (iii) $1 million of other restructuring charges related to former restructuring plans.
Operating income (loss)
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Operating income (loss)	$585	$85
As percentage of net revenues	9.9%	1.7%

Operating income in the first nine months of 2017 improved by $500 million compared to the prior period to reach $585 million, reflecting high operating leverage, mainly due to higher revenues and gross margin, improved product mix, manufacturing efficiencies and better fab loading.
Operating income (loss) by product group
	Nine Months Ended
	September 30, 2017		October 1, 2016
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$188	8.4%	$158	7.5%
Analog and MEMS Group (AMG)	206	14.4	26	2.2
Microcontrollers and Digital ICs Group (MDG)	256	13.5	49	2.9
Total operating income of product segments	650	11.7	233	4.7
Others(1)	(65)	-	(148)	-
Total consolidated operating income (loss)	$585	9.9%	$85	1.7%

____________

(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division, Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.

ADG’s operating income was up in the first nine months of 2017 to reach $188 million or 8.4% of net revenues, compared to $158 million in the year-ago period. AMG’s operating performance substantially improved with an operating margin of 14.4% compared to 2.2% in the year-ago period, with improvements coming from both MEMS and Analog. MDG’s operating income improved by $207 million, resulting in an operating margin of 13.5% for the first nine months of 2017 with a higher margin for Microcontrollers and substantially reduced losses in Digital businesses.
Reconciliation to consolidated operating income (loss)
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Total operating income of segments	$650	$233
Impairment, restructuring charges and other related closure costs	(25)	(69)
Unallocated manufacturing results	4	(30)
Operating results of other businesses(1)	(27)	(33)
Strategic and other research and development programs and other non-allocated provisions(2)	(17)	(16)
Total operating loss Others	(65)	(148)
Total consolidated operating income (loss)	$585	$85
____________
(1)	Includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products.
(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.
Interest expense, net
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Interest expense, net	$(16)	$(15)

In the first nine months of 2017, we recorded a net interest expense of $16 million, composed of interest expense on our borrowings and banking fees for $37 million, partially balanced by $21 million of interest income. Interest expense recorded in the first nine months of 2017 included a $26 million charge on the senior unsecured convertible bonds, mainly non-cash, of which $17 million was related to the senior unsecured convertible bonds issued on July 3, 2014 and $9 million was related to the senior unsecured convertible bonds issued on July 3, 2017.

In the first nine months of 2016, interest expense on our borrowings and banking fees was $30 million, mainly non-cash, related to the Senior Convertible Bonds issued on July 3, 2014, partially balanced by $15 million of interest income.
Income (loss) on equity-method investments
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Income (loss) on equity-method investments	$(2)	$8

In the first nine months of 2017, we recorded a $2 million loss on our equity investment in Incard do Brazil (IdB).

During the first nine months of 2016, we recorded $8 million of income mainly due to a partial reversal of a reserve associated with our indemnity obligation undertaken when selling Numonyx, amid a better than anticipated actual outcome of certain tax items.

Loss on financial instruments, net
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Loss on financial instruments, net	$(5)	-

During the first nine months of 2017, we recorded a $5 million loss associated with the impact of shorter life in respect to the fair market valuation of the liability component and to the unamortized portion of issuance cost of Tranche A of the senior unsecured convertible bonds issued on July 3, 2014.

Income tax benefit (expense)
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Income tax benefit (expense)	(63)	$(21)

During the first nine months of 2017, we registered an income tax expense of $63 million, reflecting an estimated annual tax rate. Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.
In the first nine months of 2016, we registered an income tax expense of $21 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income (loss) attributable to parent company
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Net income (loss) attributable to parent company	$494	$53
As percentage of net revenues	8.4%	1.0%

For the nine months of 2017, we reported net income of $494 million, representing diluted earnings per share of $0.55, compared to a net income of $53 million in the year-ago period, representing diluted earnings per share of $0.06.
We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because it measures our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.
Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions, except U.S. dollars per share and shares outstanding)
Net income (loss) attributable to parent company	$494	$53
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	23	61
Adjusted net income attributable to parent company	$517	$114
Weighted average shares outstanding	904,707,065	885,358,679
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.57	$0.13

Legal Proceedings
For a discussion of legal proceedings, see Note 24 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).
Our Interim Consolidated Statements of Income for the nine months ended September 30, 2017 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.13 for €1.00 in the third quarter of 2017 compared to $1.09 for €1.00 in the second quarter of 2017 and $1.12 for €1.00 in the third quarter of 2016. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of September 30, 2017, the outstanding hedged amounts were €684 million to cover manufacturing costs and €465 million to cover operating expenses, both at an average exchange rate of about $1.15 for €1.00 (considering the collars at upper strike), maturing over the period from October 3, 2017 to August 28, 2018. As of September 30, 2017, measured with respect to the exchange rate at period closing of about $1.18 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit before tax of approximately $56 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss before tax of approximately $44 million at December 31, 2016.
We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of September 30, 2017, the outstanding hedged amounts were SGD 131 million at an average exchange rate of about SGD 1.38 to $1.00 maturing over the period from October 5, 2017 to August 30, 2018. As of September 30, 2017, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit before tax of approximately $2 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss before tax of approximately $3 million before tax at December 31, 2016.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In the third quarter of 2017, as a result of our cash flow hedging, we recorded a net gain of $26 million consisting of a gain of about $15 million to costs of goods sold, $9 million to research and development and $2 million to selling, general and administrative expenses, while in the comparable quarter in 2016, we recorded a net loss of less than $1 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $1 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the third quarter of 2017.
The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At September 30, 2017, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.
At September 30, 2017, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 1.40%. At the same date, the average interest rate on our outstanding debt as reported was 2.75% including the non-cash effective interest of the convertible bonds. Excluding this non-monetary interest and including the yield of each of our outstanding convertible bond, weighted on their principal amount, the average cash interest rate (which is not an accounting measure but an indicator of the financial cost) was 0.58% in the same period.

Impact of Changes in Equity Prices
As of September 30, 2017, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 18 to our Consolidated Financial Statements.
Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first nine months of 2017, our net cash increased by $559 million, due to the net cash from operating and financing activities exceeding the net cash used in investing activities.
The components of our cash flow for the comparable periods are set forth below:
	Nine Months Ended
	September 30, 2017	October 1, 2016
	(In millions)
Net cash from operating activities	$1,121	$665
Net cash used in investing activities	(1,026)	(484)
Net cash from (used in) financing activities	440	(277)
Effect of changes in exchange rates	24	-
Net cash increase (decrease)	$559	$(96)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first nine months of 2017 was $1,121 million, increasing compared to $665 million in the prior-year period mainly due to higher net income.
Net cash used in investing activities. Investing activities used $1,026 million of cash in the first nine months of 2017, increasing compared to $484 million in the prior-year period. Payments for purchase of tangible assets, net of proceeds, totaled $891 million, compared to $379 million registered in the prior-year period. The first nine months of 2017 included payments for purchase of U.S. Treasury Bills of $99 million, which were transferred to a financial institution with high credit quality as part of a short-term securities lending transaction, while the prior-year period also included $78 million paid for the acquisition of ams’ NFC and RFID reader business.
Net cash from financing activities. Net cash from financing activities was $440 million for the first nine months of 2017, compared to $277 million used for the first nine months of 2016 and consisted mainly of $1,502 million from the net proceeds from issuance of senior unsecured convertible bonds issued on July 3, 2017, partially offset by the early repayment of issued debt (Tranche A of the senior unsecured convertible bonds issued on July 3, 2014 and due 2019) for $600 million, the repurchase of 18.6 million shares of ST common stock for $297 million and $160 million of cash dividends paid to shareholders.

Free Cash Flow (non U.S. GAAP measure).
We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:
	Three Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2017	October 1, 2016
	(In millions)
Net cash from operating activities	$463	$1,121	$665
Net cash used in investing activities	(482)	(1,026)	(484)
Excluding:
Payment for purchase and proceeds from sale of marketable securities	99	99	-
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(383)	(927)	(484)
Free Cash Flow (non U.S. GAAP measure)	$80	$194	$181
_____________

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow was positive $194 million for the first nine months of 2017, compared to positive $181 million for the first nine months of 2016.
Net Financial Position (non U.S. GAAP measure).
Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:
	As at
	September 30, 2017	December 31, 2016	October 1, 2016
	(In millions)
Cash and cash equivalents	$2,188	$1,629	$1,675
Marketable securities	433	335	342
Total financial resources	2,621	1,964	2,017
Short-term debt	(486)	(117)	(117)
Long-term debt	(1,689)	(1,334)	(1,436)
Total financial debt	(2,175)	(1,451)	(1,553)
Net Financial Position	$446	$513	$464

Our Net Financial Position as of September 30, 2017 was a net cash position of $446 million, decreasing compared to the net financial position of $513 million at December 31, 2016.
Cash and cash equivalents amounted to $2,188 million as at September 30, 2017, as a result of our cash flow evolution as presented above.
Marketable securities amounted to $433 million as at September 30, 2017 and consisted of U.S. Treasury Bills and Bonds available for sale.
Financial debt was $2,175 million as at September 30, 2017, composed of: (i) $486 million of current portion of long-term debt and (ii) $1,689 million long-term debt. The breakdown of our total financial debt included: (i) $513 million in European Investment Bank (“EIB”) loans, (ii) $1,637 million in the senior unsecured convertible bonds, and (iii) $25 million in other long-term loans and loans from other funding programs.
The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $219 million remained outstanding as of September 30, 2017. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $294 million is outstanding as of September 30, 2017.
In August 2017, we signed a new medium term credit facility with the EIB for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of September 30, 2017, no amount was drawn as part of this new credit facility.
On July 3, 2014, we issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on outstanding Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,178 equivalent shares per each $200,000 bond par value.  The senior unsecured convertible bonds are convertible by the bondholders if certain conditions are satisfied or are callable by the issuer after a lock up period, following specific events, on a net share settlement basis or on a full-cash, full-shares basis at issuer’s decision. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

In the second quarter of 2017, we issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders have exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remaining amount of $2 million was early redeemed in cash by the Company. As we have elected to net share settle the bonds, each conversion exercised by the bondholders follows the process defined in the original terms and conditions of the convertible bonds, which determines the actual number of shares to be transferred upon each conversion. As a result we delivered $600 million in cash and about 13 million shares from treasury shares. Between September 13, 2017 and October 10, 2017, bondholders have exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds. On October 11, 2017, we issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B on November 10, 2017. As we have elected to net share settle the bonds, each conversion followed the process defined in the original terms and conditions of the convertible bonds, which determined the actual number of shares to be transferred upon each conversion. As a result we expect to deliver $400 million in cash and about 12.5 million shares from treasury shares (estimated number of shares as of October 11, 2017) and will complete the redemption by the end of December. As of September 30, 2017, we did not settle any request of conversion for the Tranche B bonds. The conversion will consequently be reported in the fourth quarter of 2017, when the consideration is transferred to the bondholders. The diluted Earnings per Share include the dilutive effect of our Senior Convertible Bonds issued on July 3, 2014.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST. The bonds were issued in two $750 million tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25 yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25 yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche.  The senior unsecured convertible bonds are convertible by the bondholders if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under Net Shares Settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million will be used for general corporate purposes, including the early redemption of the outstanding $600 million convertible bond due 2019 which was completed during the third quarter of 2017 and the future redemption of the outstanding $400 million convertible bond due 2021. There was no dilutive effect of the senior unsecured convertible bonds issued on July 3, 2017 in the third quarter diluted Earnings per Share since the conversion features were out-of-the-money.

On August 7, we announced the completion of the repurchase of 18.6 million shares of our common stock for a total of $297 million under the share buy-back program announced on June 22, 2017. The repurchased shares are held as treasury shares and will be used to meet our obligations arising from debt financial instruments that are exchangeable into equity instruments and to meet our obligations arising from share award programs. As of September 30, 2017, we held 28.3 million treasury shares.
Our long-term debt contains standard conditions, but does not impose minimum financial ratios.
Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with stable outlook; Fitch: “BBB-” with positive outlook and Moody’s: “Ba1” with positive outlook.
As of September 30, 2017, debt payments at redemption value by period were as follows:
	Payments Due by Period
	Total	2017	2018	2019	2020	2021	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,438	$516	$118	$118	$118	$62	$1,506

Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on increased demand and ongoing strategic initiatives, including new specialized products, we are accelerating our capital spending, aligned to the substantial revenue opportunities we see this year, particularly in the second half. Based upon a combination of new products and higher customer demand, as already anticipated, we confirm our capital investment in 2017 within a range of about $1.25 billion to $1.3 billion. Specifically, the Company is investing in 300mm front-end manufacturing and in Back-End assembly and test to support new products. In particular, we are ramping up the newly won program with substantial revenues in the second half of 2017. The most important of our 2017 capital expenditure projects are expected to be for our front end facilities: (i) in our 300 mm fab in Crolles, expanding within existing infrastructure capacity to support the production ramp up of a new program from the second half of 2017 onward; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes, including the Silicon Carbide (SiC) technology; and (iii) qualification and ramp-up of technologies in 200 mm in Singapore and Agrate, Italy, as well as the expansion of facilities and the increase of capacity in our 200mm fabs in Catania, Italy and Singapore. To accelerate increased capacity in 200 mm in Singapore, on July 26, 2017, we entered into an agreement with Micron Technologies to acquire, in several steps over time, and subject to meeting certain local Singapore requirements, the building facilities and tools of the former Numonyx fab. The most important 2017 capital investment for our back end facilities are expected to be: (i) capacity growth on certain package families, to sustain market demand and secure ramp up of specialty products for strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. Additionally we invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as we invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front end fabs and back end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of Nano2017 program is subject to a payback clause (“financial return”), depending on the future cumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108%.
As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, building, plants and equipment, long term purchase commitments for material, equipment and software licenses, agreement to purchase the Singapore fab from Micron technologies, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long term liabilities.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements at September 30, 2017.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.
Backlog and Customers
During the third quarter of 2017, our booking plus net frames orders remained strong across all product groups. We entered the fourth quarter 2017 with a backlog higher than the level we had when entering in the third quarter 2017. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.
There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.
Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Euro zone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations which may, among other things, require extended commitments and associated liabilities to key suppliers;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 30,	October 01,
In million of U.S. dollars except per share amounts	2017	2016

Net sales	2,123	1,794
Other revenues	13	3
Net revenues	2,136	1,797
Cost of sales	(1,291)	(1,154)
Gross profit	845	643
Selling, general and administrative	(244)	(224)
Research and development	(314)	(318)
Other income and expenses, net	5	18
Impairment, restructuring charges and other related closure costs	(14)	(29)
Operating income	278	90
Interest expense, net	(7)	(5)
Income (loss) on equity-method investments	-	(1)
Loss on financial instruments, net	(5)	-
Income before income taxes and noncontrolling interest	266	84
Income tax expense	(28)	(12)
Net income	238	72
Net income attributable to noncontrolling interest	(2)	(1)
Net income attributable to parent company	236	71

Earnings per share (Basic) attributable to parent company stockholders	0.27	0.08
Earnings per share (Diluted) attributable to parent company stockholders	0.26	0.08

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	September 30,	October 01,
In million of U.S. dollars except per share amounts	2017	2016

Net sales	5,851	5,097
Other revenues	29	16
Net revenues	5,880	5,113
Cost of sales	(3,614)	(3,355)
Gross profit	2,266	1,758
Selling, general and administrative	(718)	(681)
Research and development	(975)	(996)
Other income and expenses, net	37	73
Impairment, restructuring charges and other related closure costs	(25)	(69)
Operating income	585	85
Interest expense, net	(16)	(15)
Income (loss) on equity-method investments	(2)	8
Loss on financial instruments, net	(5)	-
Income before income taxes and noncontrolling interest	562	78
Income tax expense	(63)	(21)
Net income	499	57
Net income attributable to noncontrolling interest	(5)	(4)
Net income attributable to parent company	494	53

Earnings per share (Basic) attributable to parent company stockholders	0.56	0.06
Earnings per share (Diluted) attributable to parent company stockholders	0.55	0.06

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	September 30,	October 01,
In million of U.S. dollars	2017	2016

Net income	238	72
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	60	6
Foreign currency translation adjustments	60	6
Unrealized gains (losses) arising during the period	-	(2)
Unrealized gains (losses) on securities	-	(2)
Unrealized gains (losses) arising during the period	33	-
Less: reclassification adjustment for (income) losses included in net income	(26)	1
Unrealized gains (losses) on derivatives	7	1
Net gains (losses) arising during the period	2	1
Defined benefit pension plans	2	1
Other comprehensive income (loss), net of tax	69	6
Comprehensive income (loss)	307	78
Less: comprehensive income (loss) attributable to noncontrolling interest	2	1
Comprehensive income (loss) attributable to the company’s stockholders	305	77

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	(Unaudited)
	September 30,	October 01,
In million of U.S. dollars	2017	2016

Net income	499	57
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	196	43
Less: reclassification adjustment for gains on disposal of equity investment	-	-
Foreign currency translation adjustments	196	43
Unrealized gains (losses) arising during the period	-	7
Unrealized gains (losses) on securities	-	7
Unrealized gains (losses) arising during the period	111	21
Less: reclassification adjustment for (income) losses included in net income	(6)	5
Unrealized gains (losses) on derivatives	105	26
Net gains (losses) arising during the period	6	4
Defined benefit pension plans	6	4
Other comprehensive income (loss), net of tax	307	80
Comprehensive income (loss)	806	137
Less: comprehensive income (loss) attributable to noncontrolling interest	6	4
Comprehensive income (loss) attributable to the company’s stockholders	800	133

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at

	September 30,	December 31,
In million of U.S. dollars	2017	2016
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	2,188	1,629
Marketable securities	433	335
Trade accounts receivable, net	1,057	939
Inventories	1,321	1,173
Other current assets	404	311
Total current assets	5,403	4,387
Goodwill	122	116
Other intangible assets, net	193	195
Property, plant and equipment, net	2,882	2,287
Non-current deferred tax assets	662	528
Long-term investments	57	57
Other non-current assets	442	434
	4,358	3,617
Total assets	9,761	8,004

Liabilities and equity
Current liabilities:
Short-term debt	486	117
Trade accounts payable	847	620
Other payables and accrued liabilities	867	750
Dividends payable to stockholders	112	59
Accrued income tax	47	42
Total current liabilities	2,359	1,588

Long-term debt	1,689	1,334
Post-employment benefit obligations	380	347
Long-term deferred tax liabilities	6	5
Other long-term liabilities	178	134
	2,253	1,820
Total liabilities	4,612	3,408

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,110,420 shares issued, 882,809,516 shares outstanding)	1,157	1,157
Capital surplus	2,866	2,818
Retained earnings	667	431
Accumulated other comprehensive income	677	371
Treasury stock	(285)	(242)
Total parent company stockholders’ equity	5,082	4,535
Noncontrolling interest	67	61
Total equity	5,149	4,596

Total liabilities and equity	9,761	8,004

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 30,	October 01,
In million of U.S. dollars	2017	2016

Cash flows from operating activities:
Net income	499	57
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	471	535
Interests and amortization of issuance costs on convertible bonds	23	16
Loss on financial instruments, net	5	-
Non-cash stock-based compensation	38	29
Other non-cash items	(84)	(83)
Deferred income tax	17	(19)
Loss (income) on equity-method investments	2	(8)
Impairment, restructuring charges and other related closure costs, net of cash payments	(12)	23
Changes in assets and liabilities:
Trade receivables, net	(114)	(180)
Inventories	(89)	28
Trade payables	56	73
Other assets and liabilities, net	309	194
Net cash from operating activities	1,121	665

Cash flows from investing activities:
Payment for purchase of tangible assets	(893)	(382)
Proceeds from sale of tangible assets	2	3
Payment for purchase of marketable securities	(99)	-
Payment for purchase of intangible assets	(36)	(27)
Payment for business acquisitions, net of cash and cash equivalents acquired	-	(78)
Net cash used in investing activities	(1,026)	(484)

Cash flows from financing activities:
Proceeds from long-term debt	7	-
Net proceeds from issuance of senior unsecured convertible bonds	1,502	-
Repayment of issued debt	(600)	-
Repayment of long-term debt	(3)	(76)
Repurchase of common stock	(297)	-
Dividends paid to stockholders	(160)	(197)
Payment of withholding tax on vested shares	(9)	(3)
Other financing activities	-	(1)
Net cash from (used in) financing activities	440	(277)
Effect of changes in exchange rates	24	-
Net cash increase (decrease)	559	(96)
Cash and cash equivalents at beginning of the period	1,629	1,771
Cash and cash equivalents at end of the period	2,188	1,675

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2015 (Audited)	1,157	2,779	(289)	525	460	61	4,693
Stock-based compensation expense		39	47	(47)			39
Comprehensive income (loss):
Net income				165		5	170
Other comprehensive income (loss), net of tax					(89)	1	(88)
Comprehensive income (loss)							82
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(212)			(212)
Balance as of December 31, 2016 (Audited)	1,157	2,818	(242)	431	371	61	4,596
Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(232)	209				(23)
Stock-based compensation expense		38	45	(45)			38
Comprehensive income (loss):
Net income				494		5	499
Other comprehensive income (loss), net of tax					306	1	307
Comprehensive income (loss)							806
Dividends, $0.24 per share				(213)			(213)
Balance as of September 30, 2017 (Unaudited)	1,157	2,866	(285)	667	677	67	5,149

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.	Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on April 1, 2017, its second quarter ended on July 1, its third quarter ended on September 30 and its fourth quarter will end on December 31.
3.	Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2016. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2017.
4.	Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,
•
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,
•	recognition and measurement of restructuring charges and other related exit costs,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
•
allocation between debt and equity of the various components of an issued hybrid instrument and measurement at fair value of the liability component based on a discount rate adjustment technique income approach, and

•
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.	Recent Accounting Pronouncements
Accounting pronouncements effective in 2017
The Company adopted on January 1, 2017 the simplified presentation guidance on the balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as non-current elements in a classified balance sheet. Former guidance requires an entity to separate deferred income tax assets and liabilities into current and non-current amounts. The new guidance does not change current practice for offsetting and presenting as a single amount deferred tax assets and liabilities of a tax-paying component of an entity. The Company adopted the new guidance retrospectively and changed the presentation of deferred tax assets and liabilities accordingly for the consolidated balance sheet as at December 31, 2016. Upon adoption, the Company reclassified $95 million from the line “Deferred tax assets” of total current assets and $4 million from the line “Long-term deferred tax liabilities” to the line “Non-current deferred tax assets” on the consolidated balance sheet as at December 31, 2016.
The Company adopted on January 1, 2017 the new guidance on employee share-based payment accounting. The guidance includes multiple provisions intended to simplify accounting, which impacts income tax accounting, earnings per share, estimates relating to forfeitures and the statement of cash flows. The Company has elected to continue to use assumptions to estimate forfeitures. The recognition of all excess tax benefits and tax deficiencies as income tax expense, the simplification of the calculation of diluted EPS and the presentation of excess tax benefits as operating activities were applied prospectively and had no significant impact on the Company’s financial statements. The elimination of the requirement that excess tax benefits be realized before they can be recognized and the presentation of employee taxes paid as financing activities were applied retrospectively, with no significant impact on the Company’s consolidated financial statements. Upon adoption, the Company reclassified $3 million cash outflows from the line “Other assets and liabilities, net” of Net cash from operating activities to the line “Payment of withholding tax on vested shares” of Net cash used in financing activities in the consolidated statement of cash flows for the nine months ended October 1, 2016.
The Company adopted on January 1, 2017 the simplified guidance on subsequent measurement of inventory. The new guidance requires inventory to be measured at the lower of cost and net realizable value, instead of at the lower of cost and market in previous guidance. Net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, was one of the three measures to be calculated in previous guidance to be compared to cost. The new guidance changes neither the calculation of net realizable value nor the way inventory cost is measured. The simplified guidance was applied prospectively and has had no impact on the Company’s subsequent measurement of inventory.

Accounting pronouncements that are not yet effective and have not been adopted by the Company
In May 2014, the FASB issued the converged guidance on revenue from contracts with customers, updated in 2016 with finalized amendments addressing implementation issues. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, as the Company did not elect on January 1, 2017 early adoption. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; and (iii) allocation of the transaction price based on relative standalone selling prices. The Company is currently in the process of assessing the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed to date, the Company generally anticipates substantially similar performance conditions under the amended guidance, as such no material impact on the Company’s revenue recognition practices is expected. The guidance provides companies with alternative methods of adoption and the Company is in the process of determining the method of adoption, which depends in part upon the completion of the evaluation of remaining revenue arrangements.
In January 2016, the FASB issued new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance relating to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting will generally be measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance is effective for public companies for fiscal years beginning December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective and does not expect any impact of the new guidance on financial liabilities since the fair value option has not been elected on any existing debt. Concerning financial assets, the new guidance on equity investments without readily determinable fair values will impact the cost-method investment portfolio of the Company, which amounts to $12 million as at September 30, 2017.  The Company is currently assessing whether it will elect the measurement alternative, permitted on an investment by investment basis, consisting in reporting these investments at cost, less impairment, adjusted for subsequent observable price changes.
In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The guidance is required to be applied with a modified retrospective approach and requires application at the beginning of the earliest comparative period presented. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.
In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date.

The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.
In August and November 2016, the FASB issued amended guidance on clarifying the cash flow classification of certain topics in order to avoid diversity in practice. The issues addressed in August 2016 are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The new guidance issued in November 2016 addressed the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years, with early adoption permitted. The Company will adopt the new guidance when effective. The Company has assessed the impact those amendments, primarily related to Issues 2, 3 and 6 and restricted cash, and has concluded that the impact is not expected to be significant.
In January 2017, and after issuing in October 2016 a narrow-scope amendment to the consolidation guidance, the FASB revised the definition of a business. In the amended guidance, an acquisition, to be considered as a business, will have to include an input and a substantive process that together significantly contribute to the ability to create outputs. Businesses without outputs will need to have an organized workforce to qualify as a business. Additionally, the amended guidance will narrow the term “outputs”.  The amended guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new guidance when effective.
In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017.
In March 2017, the FASB issued new guidance about the presentation of net periodic benefit cost in the consolidated statement of income. The service cost component of net periodic benefit cost will be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in assets. The other components of the net periodic benefit cost will be presented separately from the line items that include the service cost and outside of any subtotal of operating income. These components will not be eligible for capitalization in assets. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, with early application permitted only starting January 1, 2017. The new guidance must be applied retrospectively, except for the limitation on the capitalization in assets, which will be applied prospectively. The Company has not elected early adoption, will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.
In August 2017, the FASB issued its expected improvements to hedge accounting. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2018, with early application permitted in any interim period after issuance of the amended guidance. The Company is currently assessing the impact the improvements to hedge accounting may have on its consolidated financial statements.

6.	Other Income and Expenses, Net
Other income and expenses, net consisted of the following:
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Research and development funding	13	19	45	70
Phase-out and start-up costs	(7)	-	(7)	(3)
Exchange gain, net	1	-	3	4
Patent costs, net of reversal of unused provisions	(3)	(2)	(6)	(3)
Gain on sale of long-lived assets, net	1	-	3	1
Other, net	-	1	(1)	4
Total	5	18	37	73

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.
Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.
Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
7.	Impairment, Restructuring Charges and Other Related Closure Costs
Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2017 are summarized as follows:
	Three months ended on September 30, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(8)	-	(8)
Other restructuring initiatives	-	(6)	-	(6)
Total	-	(14)	-	(14)

	Nine months ended on September 30, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(19)	-	(19)
EPS restructuring plan	-	5	-	5
Other restructuring initiatives	-	(11)	-	(11)
Total	-	(25)	-	(25)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2016 are summarized as follows:
	Three months ended on October 1, 2016
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(25)	(1)	(26)
Long-lived asset impairment charge	(3)	-	-	(3)
Total	(3)	(25)	(1)	(29)

	Nine months ended on October 1, 2016
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(51)	(9)	(60)
EPS restructuring plan	-	(1)	-	(1)
Long-lived asset impairment charge	(8)	-	-	(8)
Total	(8)	(52)	(9)	(69)

Impairment charges
During the third quarter of 2017, the Company conducted its annual impairment test, which did not result in an impairment loss.
During the first nine months of 2016, the Company impaired $8 million of of long-lived assets, mainly acquired technologies for which it was determined that they had no alternative future use and assets reclassified as Assets Held for Sale.

Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at September 30, 2017 are summarized as follows:
	Set-top Box restructuring plan	$600-650 million net opex plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2016	37	5	8	4	54
Charges incurred in 2017	21	-	-	11	32
Adjustments for unused provisions	(2)	-	(5)	-	(7)
Amounts paid	(27)	(5)	-	(5)	(37)
Currency translation effect	4	-	-	-	4
Provision as at September 30, 2017	33	-	3	10	46

•	$600-650 million net opex plan
In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis.
•	EPS restructuring plan
In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business. The Company recorded in the first nine months of 2017 a positive adjustment totaling $5 million for unused provisions.
•	Set-top Box restructuring plan
In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first nine months of 2017 $19 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France, including a positive adjustment totaling $2 million for unused provisions.
•	Other restructuring initiatives
In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The Company recorded in the first nine months of 2017 $11 million of restructuring charges for this plan.

Total impairment, restructuring charges and other related closure costs
The $600-650 million net opex plan resulted in a total pre-tax charge of $115 million. The plan was substantially completed in 2014.
The EPS restructuring plan resulted in a total pre-tax charge of $62 million. The plan was substantially completed in 2015.
The Set-top Box restructuring plan is expected to result in pre-tax charges of approximately $170 million, of which $102 million were incurred as of September 30, 2017. In certain locations, the restructuring actions may last until 2018.
The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of employees involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net
Interest expense, net consisted of the following:
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Income	10	5	21	15
Expense	(17)	(10)	(37)	(30)
Total	(7)	(5)	(16)	(15)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in the first nine months of 2017 included a $26 million charge on the senior unsecured convertible bonds, of which $14 million and $9 million was a non-cash interest expense resulting from the accretion of the discount on the liability component for the senior convertible bonds issued on July 3, 2014 and on July 3, 2017 respectively. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.
9.	Income Taxes
Income tax expense is as follows:
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Income tax expense	(28)	(12)	(63)	(21)

In the third quarter and first nine months of 2016, income tax expense was estimated applying the discrete method as opposed to the estimated annual effective tax rate method due to significant uncertainty in estimating the annual effective tax rate.  In the third quarter and first nine months of 2017, the annual estimated effective tax rate method was applied, as management believes it provides a better estimate of the expected 2017 income tax expense on an interim basis.  During the third quarter and first nine months of 2017, we registered an income tax expense of $28 million and $63 million, respectively, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first nine months of 2017 consolidated result before taxes. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.
At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.
10.	Earnings per share
Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016

Basic EPS

Net income (loss) attributable to parent company	236	71	494	53
Weighted average shares outstanding	880,563,271	883,289,046	882,964,870	880,544,472

Basic EPS	0.27	0.08	0.56	0.06

Diluted EPS

Net income (loss) attributable to parent company adjusted	236	71	494	53
Weighted average shares outstanding	880,563,271	883,289,046	882,964,870	880,544,472
Dilutive effect of stock awards	5,563,085	3,444,203	7,173,482	4,814,207
Dilutive effect of convertible debt	14,901,214	-	14,568,713	-
Number of shares used in calculating diluted earnings per share	901,027,570	886,733,249	904,707,065	885,358,679

Diluted EPS	0.26	0.08	0.55	0.06

For the third quarter of 2017 and first nine months of 2017, there was no dilutive effect of the senior convertible bonds issued on July 3, 2017 since the contingently conversion features were out-of-the-money.
For the third quarter of 2016 and first nine months of 2016, there was no dilutive effect of the senior convertible bonds issued on July 3, 2014 since the contingently conversion features were out-of-the-money. Terms and conditions are described in Note 20.
11.	Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the nine months ended September 30, 2017:
	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2016	(47)	2	(170)	544	329
Cumulative tax impact	-	-	42	-	42
December 31, 2016, net of tax	(47)	2	(128)	544	371
OCI before reclassifications	111	-	-	196	307
Amounts reclassified from AOCI	(6)	-	7	-	1
OCI for the Nine months ended September 30, 2017	105	-	7	196	308
Cumulative tax impact	-	-	(2)	-	(2)
OCI for the Nine months ended September 30, 2017, net of tax	105	-	5	196	306
September 30, 2017	58	2	(163)	740	637
Cumulative tax impact	-	-	40	-	40
September 30, 2017, net of tax	58	2	(123)	740	677

Items reclassified out of Accumulated Other Comprehensive Income for the nine months period ended September 30, 2017 are listed in the table below:
Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	1	Cost of sales
Foreign exchange derivative contracts	1	Selling, general and administrative
Foreign exchange derivative contracts	4	Research and development
	-	Income tax benefit (expense)
	6	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(3)	Research and development (1)
Amortization of actuarial gains (losses)	(4)	Selling, general and administrative (1)
	2	Income tax benefit (expense)
	(5)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	-	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

12.	Marketable Securities
Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at September 30, 2017 and December 31, 2016 are detailed in the table below:
	December 31, 2016	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	September 30, 2017
U.S. Treasury debt securities	335	99	-	(1)	-	-	433
Total	335	99	-	(1)	-	-	433
*Other Comprehensive Income
As at September 30, 2017, the Company held $334 million of U.S. Treasury Bonds. In the third quarter of 2017, the Company acquired $99 million U.S. Treasury Bills, which were transferred to a financial institution with high credit quality as part of a short-term securities lending transaction in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with the highest credit ratings. The Company, acting as the securities lender, does not hold any collateral on this unsecured securities lending transaction. The Company retains effective control on the transferred securities. The lending transaction has a renewable 35-day duration.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 2.2 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 30, 2017, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at September 30, 2017. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.
13.	Trade Accounts Receivable, Net
Trade accounts receivable, net consisted of the following:

	As at September 30, 2017	As at December 31, 2016
Trade accounts receivable	1,071	951
Allowance for doubtful accounts	(14)	(12)
Total	1,057	939

The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at September 30, 2017 and December 31, 2016, there were no trade accounts receivable sold without recourse.
14.	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.
Inventories, net of reserve, consisted of the following:
	As at September 30, 2017	As at December 31, 2016
Raw materials	118	81
Work-in-process	803	756
Finished products	400	336
Total	1,321	1,173

15.	Goodwill
Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:
	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog and MEMS Group (AMG)	Others	Total
December 31, 2016	-	114	2	-	116
Foreign currency translation	-	6	-	-	6
September 30, 2017	-	120	2	-	122

16.	Other intangible assets
Other intangible assets consisted of the following:
September 30, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	639	(558)	81
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	429	(375)	54
Construction in progress	58	-	58
Other intangible assets	66	(66)	-
Total	1,196	(1,003)	193

December 31, 2016	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	618	(534)	84
Contractual customer relationships	4	(4)	-
Purchased & internally developed software	407	(347)	60
Construction in progress	51	-	51
Other intangible assets	65	(65)	-
Total	1,145	(950)	195

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.
Amortization expense was $44 million and $45 million for the first nine months of 2017 and 2016, respectively.
The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:
Year
Remainder of 2017	20
2018	69
2019	51
2020	31
2021	15
Thereafter	7
Total	193

17.	Property, plant and equipment
Property, plant and equipment consisted of the following:
September 30, 2017	Gross Cost	Accumulated Depreciation	Net Cost

Land	79	-	79
Buildings	886	(467)	419
Facilities & leasehold improvements	3,011	(2,738)	273
Machinery and equipment	14,264	(12,389)	1,875
Computer and R&D equipment	391	(347)	44
Other tangible assets	106	(98)	8
Construction in progress	184	-	184
Total	18,921	(16,039)	2,882

December 31, 2016	Gross Cost	Accumulated Depreciation	Net Cost

Land	73	-	73
Buildings	788	(412)	376
Facilities & leasehold improvements	2,713	(2,474)	239
Machinery and equipment	12,808	(11,415)	1,393
Computer and R&D equipment	362	(324)	38
Other tangible assets	105	(96)	9
Construction in progress	159	-	159
Total	17,008	(14,721)	2,287

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.
Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at September 30, 2017 and December 31, 2016.
The depreciation charge, which includes amortization for capital leases, was $427 million and $490 million for the first nine months of 2017 and 2016, respectively.
18.	Long-Term Investments
Long-Term Investments consisted of the following:
	September 30, 2017	December 31, 2016
Equity-method investments	45	45
Cost-method investments	12	12
Total	57	57

Equity-method investments
Equity-method investments as at September 30, 2017 and December 31, 2016 were as follows:

	September 30, 2017		December 31, 2016
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	45	50.0%	45	50.0%
Total	45		45

ST-Ericsson SA, in liquidation
On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.
The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.
On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of September 30, 2017.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.
Cost-method investments
Cost-method investments as at September 30, 2017 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2017 and currently has no requirement or intent to provide further financial support to the joint venture.
19.	Other Non-current Assets
Other non-current assets consisted of the following:

	As at September 30, 2017	As at December 31, 2016
Available-for-sale equity securities	12	11
Trading equity securities	8	8
Long-term State receivables	390	388
Long-term receivables from third parties	1	1
Deposits and other non-current assets	31	26
Total	442	434

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.
During the first nine months of 2017 the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at September 30, 2017, $118 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million.
20.	Long-term debt
Long-term debt consisted of the following:
	September 30, 2017	December 31, 2016

Funding program loans from European Investment Bank:
2.51% due 2020, floating interest rate at Libor + 1.199%	50	50
2.37% due 2020, floating interest rate at Libor + 1.056%	110	110
0.59% due 2020, floating interest rate at Euribor + 0.917%	59	53
1.96% due 2021, floating interest rate at Libor + 0.525%	150	150
1.99% due 2021, floating interest rate at Libor + 0.572%	144	144

Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	-	564
1.0% due 2021 (Tranche B)	368	362
Zero-coupon, due 2022 (Tranche A)	658	-
0.25%, due 2024 (Tranche B)	611	-
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	22	14
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	-	1
0.71% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	2	2
Total long-term debt	2,175	1,451
Less current portion	(486)	(117)
Total long-term debt, less current portion	1,689	1,334

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. On October 3, 2016, the conversion price was adjusted up to 1.24% on each tranche, pursuant to a dividend adjustment symmetric provision, which corresponded to 16,491 and 16,366 equivalent shares per each $200,000 bond par value for Tranche A and Tranche B, respectively. On October 2, 2017, the conversion price was adjusted up to 1.16% on Tranche B, pursuant to a dividend adjustment symmetric provision, which corresponds to 16,178 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments.
In the second quarter of 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the Tranche A bonds in July 2017. As a consequence, bondholders have exercised their conversion rights for $598 million nominal value on the total of $600 million of the Tranche A. The remainder amount of $2 million was early redeemed in cash by the Company. Each conversion exercised by the bondholders was net-share settled, upon the Company’s election. As a result the Company settled $600 million in cash and approximately 13 million shares from treasury shares. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 2.09%, which corresponds to  current market rates for similar bonds that have no conversion rights. The fair value of the liability component, as measured prior to extinghuisment was $574 million for Tranche A bonds, which generated a loss amounting to $5 million, reported on the line “Loss on financial instruments, net” in the consolidated statement of income.

Between September 13, 2017 and October 10, 2017, bondholders have exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds.  On October 11, 2017, the Company issued a redemption notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B bonds on November 10, 2017, as described in Note 28, Subsequent events. As a consequence, the Tranche B bonds were reported on the line “Short-Term Debt” on the consolidated balance sheet as at September 30, 2017. Unamortized debt discount and issuance costs totalled $32 million as at September 30, 2017 on the Tranche B remaining bonds and $74 million on both tranches as at December 31, 2016.
On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, in both cases on a full-cash, full-shares or net-share settlement basis at issuer’s decision. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totalled $231 million as at September 30, 2017.
In August 2017, the Company signed a new medium term credit facility with the the European Investment Bank (“EIB”) for a total of €500 million in relation to R&D and capital expenditure investments in France, Italy and Malta for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of September 30, 2017, no amount was drawn as part of this new credit facility.
21.	Post Employment and Other Long-term Employee Benefits
The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of September 30, 2017.
The components of the net periodic benefit cost included the following:
	Pension Benefits		Pension Benefits
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Service cost	(7)	(7)	(20)	(20)
Interest cost	(6)	(6)	(18)	(19)
Expected return on plan assets	6	5	15	15
Amortization of actuarial net (loss) gain	(2)	(2)	(7)	(6)
Net periodic benefit cost	(9)	(10)	(30)	(30)

	Other long-term benefits		Other long-term benefits
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Service cost	(1)	(1)	(3)	(3)
Interest cost	(1)	(1)	(2)	(1)
Net periodic benefit cost	(2)	(2)	(5)	(4)

Employer contributions paid and expected to be paid in 2017 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2016.
22.	Dividends
In the Annual General Meeting of Shareholders held on June 20, 2017, the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The first installment was paid partially in the second quarter of 2017 for $42 million, while the remaining portion of $11 million was paid during the third quarter of 2017. The second installment was paid partially in the third quarter for an amount of $48 million. The remaining portion of $6 million related to the second installment and the $0.12 per share cash dividend corresponding to the last two installments totaled $112 million and is presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of September 30, 2017.
In the Annual General Meeting of Shareholders held on May 25, 2016, the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first nine months of 2017.
The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of $0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. The amount of $88 million corresponding to the first installment, $88 million corresponding to the second installment and $78 million corresponding to the third installment were paid during 2015. The remaining portion of $9 million related to the third installment and the fourth installment of $88 million were paid in the first nine months of 2016.
23.	Treasury Stock
The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through September 30, 2017, 40,163,316 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,863,010 were transferred in the first nine months of 2017.
During the third quarter, the Company also repurchased 18.6 million shares of its common stock for a total of $297 million under the share buy-back program announced on June 22, 2017 and delivered 13.0 million shares from its treasury shares following the conversion of the Tranche A of the convertible bonds issued on July 3, 2014.
As of September 30, 2017, the Company held 28,300,904 treasury shares.
24.	Contingencies, Claims and Legal proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss.

The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.
The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of September 30, 2017, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
25.	Derivative Instruments and Hedging Activities
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.
          Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.
These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
As at September 30, 2017, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:
In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	239	363
Currency collars	200	274

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	131

          Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk
As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.
For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.
Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 30, 2017 and December 31, 2016 is presented in the table below:
	As at September 30, 2017		As at December 31, 2016
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	33	Other current assets	1
		18
Currency collars	Other current assets		Other current assets	-
Total derivatives designated as a hedge:		51		1
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	1
Total derivatives not designated as a hedge:		1		1
Total Derivatives		52		2

	As at September 30, 2017		As at December 31, 2016
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(31)
Currency collars	Other long-term liabilities	-	Other long-term liabilities	(1)
Currency collars	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(11)
Total derivatives designated as a hedge:		(1)		(43)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(2)
Total derivatives not designated as a hedge:		(1)		(2)
Total Derivatives		(2)		(45)

The effect on the consolidated statements of income for the three months ended September 30, 2017 and October 1, 2016, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at September 30, 2017 and December 31, 2016 of derivative instruments designated as cash flow hedge is presented in the table below:
	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 30, 2017	December 31, 2016		September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Foreign exchange forward contracts	24	(24)	Cost of sales	13	(1)	1	(4)
Foreign exchange forward contracts	2	(2)	Selling, general and administrative	2	-	1	-
Foreign exchange forward contracts	10	(8)	Research and development	7	1	4	1
Currency collars	14	(8)	Cost of sales	2	-	-	(2)
Currency collars	2	(1)	Selling, general and administrative	-	-	-	-
Currency collars	6	(4)	Research and development	2	-	-	-
Total	58	(47)		26	-	6	(5)

A total $58 million gain deferred as at September 30, 2017 in AOCI is expected to be reclassified to earnings within the next twelve months.
No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2017 and 2016. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.
The effect on the consolidated statements of income for the three and nine months ended September 30, 2017 and October 1, 2016 of derivative instruments not designated as a hedge is presented in the table below:
	Location of gain (loss) recognized in earnings	Gain recognized in earnings
		Three months ended		Nine months ended
		September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Foreign exchange forward contracts	Other income and expenses, net	1	(1)	5	1

Total		1	(1)	5	1

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $18 million (composed of a $18 million assets and an immaterial amount of liabilities) as at September 30, 2017. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $34 million and total liabilities of $2 million as at September 30, 2017.

26.	Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as at September 30, 2017:

		Fair Value Measurements using
	September 30, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bills and Bonds	433	433	-	-
Equity securities classified as available-for-sale	12	12	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	51	-	51	-
Derivative instruments not designated as cash flow hedge	1	-	1	-
Derivative instruments designated as cash flow hedge	(1)	-	(1)	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	491	453	50	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016:
		Fair Value Measurements using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury Bills and Bonds	335	335	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	1	-	1	-
Derivative instruments designated as cash flow hedge	(43)	-	(43)	-
Derivative instruments not designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as cash flow hedge	(2)	-	(2)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	299	354	(43)	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and September 30, 2017 is presented as follows:
Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	(12)
Revaluation of contingent consideration on business combination	-
September 30, 2017	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a non-recuring basis using significant unobservable inputs (Level 3) as at September 30, 2017.
For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2016 and October 1, 2016 is presented as follows:
Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2016	-
Contingent consideration on business combinations	(12)
October 1, 2016	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at September 30, 2017 and December 31, 2016:
		As at September 30, 2017		As at December 31, 2016
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,712	1,712	960	960
Long-term debt
- Bank loans (including current portion)	2	538	538	525	525
- Senior unsecured convertible bonds(2)	1	368	621	926	1,127
- Senior unsecured convertible bonds(3)	1	1,269	1,709	-	-

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds issued on July 3, 2014 as reported above corresponds to the liability component of Tranche B due 2021, since, at initial recognition, an amount of $55 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. Tranche A due 2019 was settled in the third quarter of 2017, as described in Note 20, Long-term Debt.

(3)
The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 20, Long-term Debt

No securities were in an unrealized loss position as at September 30, 2017 and October 1, 2016.
The methodologies used to estimate fair value are as follows:
Foreign exchange forward contracts, currency options and collars
The fair value of these instruments is estimated based upon quoted market prices for similar instruments.
Marketable securities
The fair value of these instruments is estimated based upon quoted market prices for identical instruments.
Equity securities classified as available-for-sale
The fair values of these instruments are estimated based upon market prices for the same instruments.
Trading equity securities
The fair value of these instruments is estimated based upon quoted market prices for the same instruments.
Equity securities carried at cost
The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.
Long-term debt and current portion of long-term debt
The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.
The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2014 and 2017, respectively. The fair value of these instruments is the observable price of the bonds on that market.
Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable
The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
27.	Segment Reporting
The Company operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:
•	Automotive and Discrete Group (ADG), comprised of all dedicated automotive ICs (both digital and analog), and discrete and power transistor products.
•
Analog and MEMS Group (AMG), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products, either sensors or actuators.

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, and digital ASICs as well as restructured businesses such as Set-Top-box ICs or former ST-Ericsson products.

“Others” includes all the financial values related to the Imaging Product Division (including the sensors and modules from our Time of Flight technology), Subsystems and other products, as well as items not allocated to the segments such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigation, and other costs that are not allocated to the segments.
In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to the business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance.
For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.
Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Automotive and Discrete Group (ADG)	775	704	2,238	2,096
Analog and MEMS Group (AMG)	502	403	1,427	1,148
Microcontrollers and Digital ICs Group (MDG)	701	587	1,905	1,676
Others	158	103	310	193
Total consolidated net revenues	2,136	1,797	5,880	5,113

Operating income (loss) by reportable segment:

	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Automotive and Discrete Group (ADG)	85	58	188	158
Analog and MEMS Group (AMG)	91	23	206	26
Microcontrollers and Digital ICs Group (MDG)	125	44	256	49
Total operating income of product segments	301	125	650	233
Others(1)	(23)	(35)	(65)	(148)
Total consolidated operating income (loss)	278	90	585	85

(1)
Operating result of “Others” includes operating earnings of the Imaging Product Division (including the sensors and modules from our Time-of-Flight technology), Subsystems and other products, as well as items not allocated to the segments, such as impairment, restructuring charges and other related closure costs, unused capacity charges, strategic or special research and development programs and other minor unallocated expenses such as: certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to the segments.

Reconciliation of operating income (loss) of segments to the total operating income (loss):
	Three months ended		Nine months ended
	September 30, 2017	October 1, 2016	September 30, 2017	October 1, 2016
Reconciliation to consolidated operating income (loss):
Total operating income of segments	301	125	650	233
Impairment, restructuring charges and other related closure costs	(14)	(29)	(25)	(69)
Unallocated manufacturing results	1	(9)	4	(30)
Operating results of other businesses	(5)	16	(27)	(33)
Strategic and other research and development programs and other non-allocated provisions(1)	(5)	(13)	(17)	(16)
Total operating loss Others	(23)	(35)	(65)	(148)
Total consolidated operating income (loss)	278	90	585	85
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

28.	Subsequent events
Between September 13, 2017 and October 10, 2017, bondholders have exercised their conversion rights for $340 million nominal value on the total of $400 million of the Tranche B bonds.  On October 11, 2017, the Company issued a notice to inform bondholders of the early redemption of the remaining $60 million nominal value of the Tranche B bonds on November 10, 2017. As the Company has elected to net-share settle the bonds, each conversion will follow the process defined in the original terms and conditions of the convertible bonds, which will determine the actual number of shares to be transferred upon each conversion. As of September 30, 2017, the Company did not settle any request of conversion. The conversion will consequently be reported in the fourth quarter of 2017, when the consideration is transferred to the bondholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STMicroelectronics N.V.

Date: November 6, 2017	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board